Fund: Small-Cap Momentum Fund (the "Fund")
Fund Inception Date: May 28, 2010
Effective Date of Exhibit: May 28, 2010
Amendment Date of Exhibit: February 10, 2017

General Provisions

The Fund's Advisory Fee will be accrued daily by the Fund's
Accountants on the books of the Fund.

Advisory Fee

As compensation for services rendered, the Fund will pay the Adviser an Advisory Fee accrued daily and payable monthly at the annual rate of 0.55% of the value of the Fund's average daily net assets.

For purposes of calculating the Advisory Fee each month, the Fund's average daily net assets shall be computed by adding the Fund's total daily asset values less liabilities, for the month and dividing the resulting total by the number of days in the month. The Fund's expenses and fees, including the Advisory Fee, will be accrued daily based on prior day net assets and taken into account in determining daily net asset value. For any period less than a full month, the Advisory Fee shall be prorated according to the proportion such period bears to a full month.

Fund Expenses and Limitations

Fund expenses for the existing class of shares shall in no case exceed the maximum annual operating expense limitation of 0.90% of the value of its average net assets for the fiscal year.

The Adviser will waive fees and/or pay Fund expenses, if necessary, to ensure the Fund's expense ratio does not exceed the maximum operating expense limitation for the fiscal year. Bridgeway Funds, Inc., on behalf of the Fund, agrees to repay the Adviser any waived fees or expenses assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund under this agreement, and (2) can be repaid without causing the total annual fund operating expenses of the Fund to exceed any applicable expense limitation that was in place for the Fund at the time of the waiver/assumption of expenses, or the current expense limitation, if different.

New classes of shares of the Fund may carry a different operating expense limitation.